Mail Stop 0510

      April 4, 2005

Via U.S. mail and facsimile

Mr. Robert E. Schjerven
Chief Executive Officer, Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX  75080

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-15149

Dear Mr. Schjerven:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.

Selected Financial Data, page 14

2. Explain any unusual or non-recurring items that materially affect the comparability of the information reflected in selected financial data. In this regard, include explanations of the significant goodwill impairment that occurred in 2004 and the accounting change that occurred in 2002. See Regulation S-K, Item 301 Instruction 2 for guidance.

Management`s Discussion and Analysis, page 15

3. It appears from Note 11 of your financial statements that the projected benefit obligation for your pension plans is increasing and significantly exceeds the fair value of the plan assets. In the event this condition is expected to lead to increases in your pension expense, discuss this negative trend in management`s discussion and analysis in accordance with Regulation S-K, Item 303(a)(3)(ii). See also Section II.H. of our March 4, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website, for other pension related disclosures that you should consider including in your filing.

Liquidity, Capital Resources and Off-Balance Sheet Arrangements,
page
25

4. With regard to the significant unfunded portion of your postretirement benefit plan, please discuss management`s expectations with respect to future funding of this plan in the liquidity section of your MD&A.

5. Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 39

6. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expense.


7. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.


Cash and Cash Equivalents, page 39

8. You had restricted cash of $19.8 million as of December 31,
2004
and $28.6 million as of December 31, 2003 due to outstanding letters of credit related to your captive insurance plan. Please disclose where these amounts are reflected on your balance sheet and the specific nature and duration of the restrictions. If you are including your restricted cash in your cash and cash equivalents, please also tell us how you reached the conclusion that they qualified for this treatment. Refer to paragraphs 7 to 9 of SFAS 95, including footnote 1.


Inventories, page 40

9. Please disclose the types of inventory that you use each inventory method for. Please disclose whether you use both methods for any similar types of inventory. If so, please disclose your basis for doing this as well. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please also disclose the foreign countries with similar inventory categories that you use the
FIFO method in.



Note 6 - Divestitures and Acquisitions
Service Experts Discontinued Operations, page 48

10. We note the disclosure on page 49 that cash proceeds from the sale of these centers and related tax effects are expected to more than offset the cash expenses of divestiture. Disclose how many of the 48 service centers have been sold and the amount of the related proceeds. Also, disclose the expected proceeds from the remaining service centers.

Note 13 - Commitments and Contingencies
Operating Leases, page 65

11. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 14 - Earnings Per Share, page 65

12. Specifically state the number of potentially dilutive shares for
2004 that would have resulted from conversion of the Notes. See paragraph 40c of SFAS 128. Also, include a reference to the Notes in your caption to the reconciling item in the denominator of your calculation of diluted earnings per share. Please also disclose the number of shares issuable upon conversion of the Notes that were not included because they were anti-dilutive in each period presented.

Note 15 - Quarterly Financial Information, page 66

13. Explain any unusual or non-recurring items that materially affect the comparability of the information reflected in selected quarterly financial data. For example, explain the significant net loss that occurred in the first quarter of 2004. See Regulation S-K, Item 302(a)(3) for guidance.

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

14. Please disclose the dollar amount of the deficiency for 2004 pursuant Regulation S-K, Item 503(d).


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Robert E. Schjerven
April 4, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE